UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SEC File No: 000-29981
FORM 12b-25
CUSIP No:  89678H 10 6

NOTIFICATION OF LATE FILING

(Check One):   ☐   Form 10-K   ☐   Form 20-F   ☐   Form 11-K   ☒   Form 10-Q   ☐   Form 10-D   ☐   Form N-SAR   ☐   Form N-CSR

For Period Ended:             June 30, 2013
☐	Transition report on Form 10-K
☐	Transition report on Form 20-F
☐	Transition report on Form 11-K
☐	Transition report on Form 10-Q
☐	Transition report on Form N-SAR

For the Transition Period Ended: _____________________________

Read Instruction (on back page) Before Preparing Form Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART 1 -- REGISTRANT INFORMATION

TriStar Wellness Solutions, Inc.
Full Name of Registrant
Biopack Environmental Solutions, Inc.
Former Name if Applicable

10 Saugatuck Ave.
Address of Principal Executive Office (Street and Number)

Westport, CT 06880
City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒
(b)  The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or a portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Data and other information regarding certain material operations of the Company, as well as its financial statements required for the filing, are not currently available and could not be made available without unreasonable effort and expense.

PART IV-- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

John Linderman	(203)	226-4449
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).  ☒ Yes   ☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?  ☒ Yes   ☐     No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

We anticipate our financial results for the three and six months ended June 30, 2013, will differ significantly from the same period of the prior year due to: (i) the change of control transaction that closed on April 27, 2012; (ii) the Asset Purchase Agreement (the “Agreement”) with NorthStar Consumer Products, LLC, a Connecticut limited liability company, that closed on February 12, 2013; (iii) the sale of certain of our assets and liabilities on July 11, 2012 under that certain Subsidiary Acquisition Option Agreement we entered into with Xinghui Ltd.; and (iv) our acquisition of HemCon Medical Technologies Inc., an Oregon corporation (“HemCon”), that closed on May 6, 2013.  Unlike the three and six months ended June 30, 2012, our financial statements for the three and six months ended June 30, 2013 will not reflect our prior operations of developing, manufacturing, distributing and marketing bio-degradable food containers and disposable industrial packaging for consumer products, and instead will reflect the operations of HemCon, which relate to the development, manufacturing and marketing of innovative wound care/infection control medical devices, as well as the Beaute de Maman brand of skincare and other products specifically targeted for pregnant women that we acquired under the Agreement.  The transactions are expected to significantly impact our revenue and cost of goods sold, operating expenses, as well as change our net profit/loss for the current periods when compared to the same periods a year ago.  The exact impact will not be known until our financial statements for the three and six months ended June 30, 2013 are completed.

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        TriStar Wellness Solutions, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	August 14, 2013	By:	/s/ John Linderman

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001)

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